

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2018

Alexander Woods-Leo
Chief Executive Officer
Apex Farms Corp.
1105 Monterey Place
Wilmington, DE 19809

> **Re: Apex Farms Corp.**
> **Offering Statement on Form 1-A**
> **Filed June 20, 2018**
> **File No. 024-10856**

Dear Mr. Woods-Leo:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed June 20, 2018

Cover Page

1.   Please refer to the offering summary chart. It appears that the total maximum of the offering will be $1,000,000 not $5,000,000. Please revise.

Our Product, page 2

2.   We note your disclosure that the "global potential market for the Apex Vertical system is up to a 5 trillion-dollar agribusiness industry." Please delete as you do not appear to have a reasonable basis for this projected market size given your recent formation and the development stage of your business. Please also delete similar disclosure on page 21.

Going Concern, page 3

3.   Please disclose your cash on hand as of the most recent practicable date. Please also
       disclose your monthly "burn rate" and the month you will run out of funds without
       additional capital.

Financial Statements
General, page F-1

4.   Please file an amendment to your Form 1-A to include interim financial statements as of
       and for at least the first six months of your fiscal year. Refer to Instruction (3)(b) and (4)
       to Part F/S of Form 1-A.

       We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
qualification.

       We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
of Regulation A requires you to file periodic and current reports, including a Form 1-K which
will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Amy Geddes at 202-551-3304 or Andrew Mew at 202-551-3377 if you
have questions regarding comments on the financial statements and related matters. Please
contact Donald E. Field at 202-551-3680 or Anne Parker at 202-551-3611 with any other
questions.

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